Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

February 28, 2008

[redacted]

08001033

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated February 28, 2008 [English translation].

PROCESSED
MAR 0 5 2008
THOMSON
FINANCIAL

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate release
(This is an English translation of the Japanese original)

February 28, 2008
Sumitomo Corporation
Susumu Kato, President and CEO
Code No. 8053 Tokyo Stock Exchange, 1st Section
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel.+81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that Summit Electro-Materials Sales Co., Shanghai, Ltd. (wholly–owned subsidiary; hereinafter referred as SEMS) adopted its dissolution on February 28, 2008.

1. Reason for dissolution of SEMS

SEMS was established in December, 2002 and has engaged in the sales of electronic materials mainly for semi-conductor field, which had been followed by Sumitomo Corporation (Shanghai) Ltd before SEMS' establishment.

However, from the viewpoint of more efficient operation and future development in this business field, we judged Sumitomo Corporation (Shanghai) Ltd to be the most suitable company to engage in this business, and decided to dissolve SEMS.

Profile of the dissolved company, SEMS (as of the end of December,2007)

(1) Company Name Summit Electro-Materials Sales Co., Shanghai, Ltd.
(2) Location of Headquarter Shanghai, the People's Republic of China
(3) Month of Establishment December, 2002
(4) Paid-up Capital US$ 1,000,000.-
(5) President Satoshi Okawa
(6) Business Description Electronic materials sales
(7) Result of Recent Business Years (millions of yen)

	March 2005	March 2006	March 2007
Sales	2,296	5,945	8,852
Operational Income	118	248	121
Net Income	101	216	110

2. Schedule of the liquidation

   The liquidation of SEMS will commence from April, 2008.

   It is expected to terminate the all liquidation processes before end of March, 2009.

3. Effect on Business Results

   The dissolution of SEMS has almost no effect on our consolidated business results.

END